Exhibit 99.1

Mercurity Fintech Holding Inc. Added to the S&P Global Broad Market Index (BMI)

Index inclusion reflects MFH’s growing market presence and enhances accessibility for global institutional investors

NEW YORK, NY, Sept. 29, 2025 (GLOBE NEWSWIRE) — Mercurity Fintech Holding Inc. (the “Company,” “we,” “us,” “Mercurity Fintech,” or “MFH”) (Nasdaq: MFH), a blockchain-powered fintech group and member of the Russell 2000 Index, today announced its inclusion in the S&P Global Broad Market Index (BMI), effective as of Monday, September 22, 2025. This milestone inclusion also makes the Company eligible for consideration in additional S&P indices that draw from the Global BMI universe.

The S&P Global BMI is designed to capture the global, investable equity universe, spanning 48 developed and emerging market countries and representing over 99% of available market capitalization worldwide. With more than 14,000 companies included, the BMI provides the foundation for institutional investors, ETFs, and strategy indices.

“We are honored that, following our inclusion in the Russell 2000® Index , Mercurity Fintech has now also been successfully added to the S&P Global BMI, another significant milestone for Mercurity Fintech as we continue to innovate at the intersection of blockchain technology and traditional finance,” said Shi Qiu, Chief Executive Officer of Mercurity Fintech Holding Inc. “This recognition reflects our strategic approach to bridging digital assets and capital markets and helps position us for growth as investors increasingly seek exposure to next-generation fintech companies.”

Inclusion in the S&P Global BMI may increase investor interest, enhance liquidity, and broaden market recognition as index-tracking funds and institutional portfolios gain exposure to MFH through passive investment strategies. As of September 2025, around 80 institutional investors, including major index funds and ETFs, are shareholders of MFH, underscoring the Company’s growing visibility among institutional investors.

About Mercurity Fintech Holding Inc.

Mercurity Fintech Holding Inc. (Nasdaq: MFH) is a fintech group powered by blockchain infrastructure, offering technology and financial services. Through its subsidiaries, including Chaince Securities, LLC, MFH aims to bridge traditional finance and digital innovation, offering services spanning digital assets, financial advisory, and capital markets solutions.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Contacts:

International Elite Capital Inc.

Annabelle Zhang

Tel: +1(646) 866-7928

Email: mfhfintech@iecapitalusa.com